November 1, 2018

VIA EDGAR

Mr. Edwin Kim
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Attunity Ltd
Registration Statement on Form F-3
File No. 333-227969

Dear Mr. Kim:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Attunity Ltd (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 2:00 p.m., Eastern Time, on November 5, 2018, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Howard E. Berkenblit of Sullivan & Worcester LLP at (617) 338-2979 and that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,
ATTUNITY LTD

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer

cc:	Howard E. Berkenblit, Esq. (Zysman, Aharoni, Gayer and Sullivan & Worcester LLP)
Ido Zemach, Adv. (Goldfarb Seligman & Co.)

Attunity Ltd	אטיוניטי בע"מ
16 Atir Yeda St.	רחוב עתיר ידע 16
Advice House, 5th Floor	בית אדוויס, קומה 5
Kfar Sava 4464321	כפר סבא 4464321
Tel: +972-9-899-300	טל' 899-3000 - 09
Fax: +972-9-899-3001	פקס: 899-3001 – 09
www.attunity.com